Exhibit 99.1

Tiziana Life Sciences Announces Live Bloomberg TV Interview of Renowned Scientist Dr. Howard L. Weiner to Discuss FDA IND Clearance for Intranasal Foralumab in Alzheimer’s Disease

NEW YORK, August 17, 2023 -- Tiziana Life Sciences Ltd. (Nasdaq: TLSA) (“Tiziana” or the “Company”), a biotechnology company developing breakthrough immunomodulation therapies via novel routes of drug delivery, today announced that Dr. Howard L. Weiner, a thought leader in the field of neurology and immunology, was featured in an exclusive live interview on Bloomberg to discuss the Company’s latest announcement on its advancement of the novel foralumab program in Alzheimer’s disease following recent U.S. Food and Drug Administration (FDA) Investigational New Drug (IND) clearance. Foralumab is the only fully human anti-CD3 monoclonal antibody in clinical development.

During the live interview, Professor Howard L. Weiner, a distinguished expert in neurology and immunology and Co-Director of the Ann Romney Center for Neurologic Diseases at Brigham and Women’s Hospital, a founding member of Mass General Brigham Healthcare System, discussed Tiziana’s planned clinical program in Alzheimer’s disease and the potential for foralumab in treating inflammation across multiple neurological conditions. Dr. Weiner is the Chairman of Tiziana’s Scientific Advisory Board and his deep expertise and experience places him in a unique position to provide valuable insights into the potential impact of Tiziana’s technology.

“Alzheimer’s disease, a difficult-to-treat neurodegenerative disorder affecting millions worldwide, represents a significant unmet need and has long been a challenge in medical research” stated Gabriele Cerrone, Chairman, acting CEO and founder of Tiziana Life Sciences. “Tiziana’s commitment to innovation has driven us to explore novel solutions to this complex condition via intranasal foralumab, that, in previous studies, has been shown to modulate and dampen neuroinflammation. Dr. Weiner’s discussion on Bloomberg offers a glimpse into the potential game-changing solutions in neuroinflammation that Tiziana is pursuing, not only in Alzheimer’s but also in our upcoming Phase 2 trial in non-active secondary progressive multiple sclerosis which will begin shortly this year.”

The interview can be found via this link:

https://www.bloomberg.com/news/videos/2023-08-16/tiziana-gets-phase-2-approval-for-alzheimer-s-drug-video

About Foralumab

Activated T cells play an important role in the inflammatory process. Foralumab, the only fully human anti-CD3 monoclonal antibody (mAb), binds to the T cell receptor and dampens inflammation by modulating T cell function, thereby suppressing effector features in multiple immune cell subsets. This effect has been demonstrated in patients with COVID and with multiple sclerosis, as well as in healthy normal subjects. Intranasal foralumab Phase 2 trials are expected to start in the third quarter of 2023 in patients with non-active SPMS. Immunomodulation by nasal anti-CD3 mAb represents a novel avenue for treatment of inflammatory human diseases.1

[1]	https://www.pnas.org/doi/10.1073/pnas.2220272120

About Tiziana Life Sciences

Tiziana Life Sciences is a clinical-stage biopharmaceutical company developing breakthrough therapies using transformational drug delivery technologies to enable alternative routes of immunotherapy. Tiziana’s innovative nasal approach has the potential to provide an improvement in efficacy as well as safety and tolerability compared to intravenous (IV) delivery. Tiziana’s lead candidate, intranasal foralumab, which is the only fully human anti-CD3 mAb, has demonstrated a favorable safety profile and clinical response in patients in studies to date. Tiziana’s technology for alternative routes of immunotherapy has been patented with several applications pending and is expected to allow for broad pipeline applications.

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements. These forward-looking statements are not historical facts but rather are based on the Company’s current expectations, estimates, and projections about its industry; its beliefs; and assumptions. Words such as ‘anticipates,’ ‘expects,’ ‘intends,’ ‘plans,’ ‘believes,’ ‘seeks,’ ‘estimates,’ and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.

For further inquiries:

Tiziana Life Sciences Ltd

Paul Spencer, Business Development and Investor Relations
+44 (0) 207 495 2379
email: info@tizianalifesciences.com

Investors:

Irina Koffler
LifeSci Advisors, LLC
+1 646 970 4681
ikoffler@lifesciadvisors.com